Pembina Pipeline Reports Voting Results from 2026 Annual Meeting of Shareholders
CALGARY, ALBERTA, May 8, 2026 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) reported the voting results from its annual meeting of shareholders held virtually on May 8, 2026 (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 19, 2026 (the "Information Circular"), which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company's website under Investors – Notice and Access at www.pembina.com.
A total of 350,946,183 common shares representing 60.37 percent of the Company's issued and outstanding common shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:
1. Election of Directors
The following 10 nominees were appointed as directors of Pembina to serve until the next annual meeting or until their successors are elected or appointed:

Nominee	Votes in Favour		Votes Withheld
	Percentage	Number	Percentage	Number
J. Scott Burrows	99.79%	336,739,983	0.21%	724,594
Cynthia Carroll	99.16%	334,635,547	0.84%	2,829,029
Alister Cowan	99.74%	336,599,385	0.26%	865,192
Ana Dutra	99.66%	336,313,678	0.34%	1,150,898
Maureen E. Howe	98.83%	333,504,303	1.17%	3,960,274
David M.B. LeGresley	95.95%	323,792,114	4.05%	13,672,462
Andy J. Mah	99.74%	336,595,563	0.26%	869,013
Leslie A. O'Donoghue	96.87%	326,898,714	3.13%	10,565,862
Bruce D. Rubin	99.33%	335,192,363	0.67%	2,272,214
Henry W. Sykes	99.34%	335,239,759	0.66%	2,224,817
2. Appointment of Auditors
KPMG LLP, Chartered Professional Accountants, were appointed to serve as the auditors of the Company until the next annual meeting, at remuneration to be fixed by the Company’s board of directors. The resolution was approved with approximately 91.16 percent of votes cast in favour.
3. Acceptance of Company's Approach to Executive Compensation
On an advisory basis and not to diminish the role and responsibility of the board of directors, the Company’s approach to executive compensation as disclosed in the Information Circular was approved with approximately 96.56 percent of votes cast in favour.
Additional details in respect of the Meeting's voting results can be found on Pembina's profile at www.sedarplus.ca and www.sec.gov and on the Company's website at www.pembina.com.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com